U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 29, 2005

TRAMFORD INTERNATIONAL LIMITED

34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces Appointment of New Chief Executive Officer

HONG KONG — March 29, 2005 — Tramford International Limited (Nasdaq: TRFDF) (“Tramford” or the “Company”) announced today the appointment of Mr. Jeff Qian to replace Mr. Jiang Xin Hao as the Company’s Chief Executive Officer and Executive Director pursuant to a resolution passed in the Company’s board meeting held on March 29, 2005.

Resignation of Jiang Xin Hao and Appointment of Jeff Qian

On March 29, 2005, Mr. Jiang Xin Hao tendered his resignation from the Chief Executive Officer and Executive Director of the Company and was accepted by the Board. Mr. Jeff Qian was then nominated and was approved by the Company’s Board to fill the vacancies. The Company confirmed that there is no matter that needed to be brought to the attention of shareholders of the Company in relation to Mr. Jiang’s resignation. The Board of Directors took this opportunity to express their appreciation for Mr. Jiang’s valuable contribution to the Company.

Mr. Jeff Qian graduated from the Economics and Management College of the Beijing Industrial University with a bachelor degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the Beijing People’s Municipal Government (the “BPMG”). From 1993 to 1996, he worked as independent auditors in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings Limited (“BHL”), the 63.41% shareholder of the Company, and prior to his service with the Company, he was the Chief Financial Officer of BHL. Mr. Qian has extensive experience in merger and acquisition, corporate restructuring and financial management.

“The remarkable economic growth of China leading to prosperous development of technology industries here.” Said Jeff, “Tramford had experienced years of steady operations and is financially capable of supporting a new development path, such as new acquisitions.” “The new board and the new management will explore new technology related opportunities in the Greater China region to ensure our ability of sustaining growth in the future.” “Our target is simple all the time, it’s the maximization of the shareholders’ value.”

Following the changes, the directors of the Company as at the date of this announcement were as follows: -

Executive Directors:

Zhao Chang Shan, Jeff Qian, Michael Siu

Independent Directors

Zhu Xiao Hui, Yu Xiang Dong, L. C. Wan

About Tramford and BHL

Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus. BHL, its major shareholder, is the solely established window company of the BPMG in Hong Kong. Its business portfolio includes infrastructures, public utilities, food and beverages, consumer products, information technology and bio-pharmaceutical. Including Tramford, it has six listed companies and is also substantial shareholder of many large scaled enterprises in China.

Some of the statements contained in this announcement contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are found in paragraphs in which the future prospects of the Company are discussed. You can identify these statements by forward-looking terminology such as “anticipate”, “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those that could cause our actual results to differ materially from those anticipated in these forward-looking statements. You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statement. You should keep in mind that any forward-looking statement made by us in this announcement speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

Contact:	Tramford International Limited Michael Siu, 852-21056253 Email: michaelsiu@behl.com.hk

Source:	Tramford International Limited

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Dated: March 29, 2005
By:	/s/ Michael Siu
Name: Michael Siu
Title: Chief Financial Officer
Company Secretary